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                                                                Exhibit 99(A)(8)

         Danone Group continues expansion in the US bottled water market


Danone Group has entered into a definitive agreement with Aquapenn to acquire Aquapenn, a company based in Pennsylvania, through a friendly offer to be launched in the next few days at a price of US$ 13 a share payable in cash. The offer has been unanimously approved by Aquapenn's Board of Directors and principal shareholders. The price values the company at US$ 112 million.

Danone Group and Aquapenn have also agreed to immediately implement an agreement for the production of convenience still natural spring water under the Dannon Water brand.

                                      * * *

Aquapenn was founded in 1986 and has been listed on the New York Stock Exchange since January 30, 1998. It produces, bottles and markets spring water sold either under its own brands - Aquapenn, Great American, Pure American and Castle Rock - or under private labels for major retailers and other large customers. Aquapenn currently operates three springs and three plants, one in Pennsylvania, one in Florida and one in California.

In 1997, it reported a strong rise in sales to approximately US$ 45.8 million. The upward trend has continued this year. Danone Group expects that Aquapenn's rapidly growing business will continue to prosper under Danone Group's ownership.

                                      * * *

Danone Group launched a convenience still natural spring water in the US under the "Dannon" brand in 1996. Dannon Water is now the leading national brand for convenience still bottled water sales through supermarkets, accounting for 14% of the total. Dannon Water operates two springs, the larger being in Canada.

                                      * * *

The acquisition will increase Danone Group's North American portfolio of high quality springs and production capacities and should create significant logistic synergies. Danone Group should thus be able to accelerate expansion in the US convenience still bottled water market, which is growing at a rate of more than 20% a year.

                                                        Paris, November 2, 1998



The statements in this press release that are not historical facts or information may be forward-looking statements. These forward-looking statements involve risks and uncertainties that could cause the outcome to be materially different.